UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934*
                                (Amendment No. 1)

                           SK TECHNOLOGIES CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   784409 30 2
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                                 (CUSIP Number)

                                 Philip Kozloff
                           Sixth Avenue Associates LLC
                             c/o Keswick Management
                     1330 Avenue of the Americas, 27th Floor
                               New York, NY 10019
                                 (212) 489-2288
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                    Copy to:
                               Reade H. Ryan, Jr.
                             Shearman & Sterling LLP
                              599 Lexington Avenue
                               New York, NY 10022
                                 (212) 848-4000

                                  April 1, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 784409 30 2                                         Page 2 of 13 Pages

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Sixth Avenue Associates LLC, 13-4187021
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

          (a) [X]
          (b) [ ]

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS (See Instructions)

          N/A
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [  ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                                  7    SOLE VOTING POWER

                                       0
         NUMBER OF                ----------------------------------------------
          SHARES                  8    SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                      0
           EACH                   ----------------------------------------------
        REPORTING                 9    SOLE DISPOSITIVE POWER
          PERSON
           WITH                        0
                                  ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER

                                       0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)                                                [  ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)

          OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 784409 30 2                                         Page 3 of 13 Pages

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          The Cornerhouse Limited Partnership, 13,3532733
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

          (a) [X]
          (b) [ ]

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS (See Instructions)

          N/A
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [  ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
--------------------------------------------------------------------------------
                                  7    SOLE VOTING POWER

                                       0
         NUMBER OF                ----------------------------------------------
          SHARES                  8    SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                      0
           EACH                   ----------------------------------------------
        REPORTING                 9    SOLE DISPOSITIVE POWER
          PERSON
           WITH                        0
                                  ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER

                                       0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)                                                [  ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)

          PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 784409 30 2                                         Page 4 of 13 Pages

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Winsome Limited Partnership, 13-3527293
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

          (a) [X]
          (b) [ ]

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS (See Instructions)

          N/A
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [  ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
--------------------------------------------------------------------------------
                                  7    SOLE VOTING POWER

                                       0
         NUMBER OF                ----------------------------------------------
          SHARES                  8    SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                      0
           EACH                   ----------------------------------------------
        REPORTING                 9    SOLE DISPOSITIVE POWER
          PERSON
           WITH                        0
                                  ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER

                                       0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)                                                [  ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)

          PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 784409 30 2                                         Page 5 of 13 Pages

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Dorothy D. Eweson
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

          (a) [X]
          (b) [ ]

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS (See Instructions)

          N/A
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [  ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
--------------------------------------------------------------------------------
                                  7    SOLE VOTING POWER

                                       0
         NUMBER OF                ----------------------------------------------
          SHARES                  8    SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                      0
           EACH                   ----------------------------------------------
        REPORTING                 9    SOLE DISPOSITIVE POWER
          PERSON
           WITH                        0
                                  ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER

                                       0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)                                                [  ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)

          IN
--------------------------------------------------------------------------------

         The following statement (the "Statement") constitutes an amendment and restatement of the Schedule 13D filed on February 12, 2004.

Item 1.  Security and Issuer.

         This Statement relates to the common stock, par value $0.001 per share (the "Shares"), of SK Technologies Corporation, a Delaware corporation (the "Issuer"). The Issuer's principal executive officers are located at 500 Australian Avenue South, Suite 619, West Palm Beach, Florida 33401.

Item 2.  Identity and Background.

(a) This Statement is being filed by Sixth Avenue Associates LLC, a Delaware limited liability company ("Sixth Avenue"), The Cornerhouse Limited Partnership, a New York limited partnership ("CLP"), Winsome Limited Partnership, a New York limited partnership ("Winsome"), and Dorothy D. Eweson (together with Sixth Avenue, CLP and Winsome, the "Reporting Persons" and each, a "Reporting Person"). The sole member of Sixth Avenue is Dorothy D. Eweson (through her nominee Colpay & Co., a New York general partnership). Sixth Avenue owns all of the outstanding general partnership interests of each of CLP and Winsome and is the sole general partner of each of CLP and Winsome. Attached hereto as Schedule I and incorporated herein by reference is certain information with respect to the officers and managers of Sixth Avenue.

(b) The address of the principal office of each of the Reporting Persons is c/o Keswick Management, 1330 Avenue of the Americas, 27th floor, New York, NY 10019.

(c) The principal business activity of each of the Reporting Persons is investing in businesses of various kinds.

(d) During the past five years, none of the Reporting Persons and, to the best of the knowledge of the Reporting Persons, none of the persons listed on
Schedule I hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons and, to the best of the knowledge of the Reporting Persons, none of the persons listed on
Schedule I hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Dorothy D. Eweson and each of the persons listed on Schedule I are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         Not applicable.

Item 4.  Purpose of Transaction.

         The purpose of the transaction was to dispose of the Shares. On April 1, 2004, the Shares were transferred to Starliner Systems Inc., a British Virgin Islands corporation, in connection with a cash payment of $173,550 that was made primarily in exchange for the settlement of certain outstanding indebtedness owed to the Reporting Persons. The transaction resulted in a change of control of the Issuer.

Item 5.  Interest in Securities of the Issuer.

(a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Statement are incorporated herein by reference. None of the Reporting Persons beneficially owns any Shares or has the right to acquire any Shares.

(b) None of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any Shares.

(c) Except as disclosed in this Statement, none of the Reporting Persons has effected any transaction in the Shares during the past 60 days or since the most recent filing on Schedule 13D (ss. 240.13d-191), whichever is less.

(d)      Not applicable.

(e) On April 1, 2004, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons or between any of the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Materials to Be Filed as Exhibits.

         Exhibit No.             Description
         1                       Joint Filing Agreement by and among the
                                 Reporting Persons

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 23, 2004

                                          SIXTH AVENUE ASSOCIATES LLC


                                          By:  /s/ Philip Kozloff
                                              ----------------------------------
                                              Name:  Philip Kozloff
                                              Title: Manager


                                          By:  /s/ James J. Ruddy
                                              ----------------------------------
                                              Name:  James J. Ruddy
                                              Title: Vice President

                                          THE CORNERHOUSE LIMITED PARTNERSHIP

                                          By:  Sixth Avenue Associates LLC,
                                               General Partner


                                               By:  /s/ Philip Kozloff
                                                  ------------------------------
                                                  Name:  Philip Kozloff
                                                  Title: Manager


                                               By:  /s/ James J. Ruddy
                                                  ------------------------------
                                                  Name:  James J. Ruddy
                                                  Title: Vice President


                                          WINSOME LIMITED PARTNERSHIP

                                          By:  Sixth Avenue Associates LLC,
                                               General Partner


                                               By:  /s/ Philip Kozloff
                                                  ------------------------------
                                                  Name:  Philip Kozloff
                                                  Title: Manager


                                               By:  /s/ James J. Ruddy
                                                  ------------------------------
                                                  Name:  James J. Ruddy
                                                  Title: Vice President

                                          DOROTHY D. EWESON



                                                 /s/ Dorothy D. Eweson
                                          --------------------------------------

                                   SCHEDULE I

              OFFICERS AND MANAGERS OF SIXTH AVENUE ASSOCIATES LLC


-----------------------------------------------------------------------------------------------------------
     Name             Residence/ Business Address      Principal Occupation/    Name/Principal Business/
                                                             Employment           Address of Principal
                                                                                       Employment
-----------------------------------------------------------------------------------------------------------
James J. Ruddy        c/o Keswick Management           Investment Management    Keswick Management
                      1330 Avenue of the Americas      Executive                1330 Avenue of the Americas
                      New York, NY 10019                                        New York, NY 10019
-----------------------------------------------------------------------------------------------------------
Crosby R. Smith       c/o Keswick Management           Investment Management    Keswick Management
                      1330 Avenue of the Americas      Executive                1330 Avenue of the Americas
                      New York, NY 10019                                        New York, NY 10019
-----------------------------------------------------------------------------------------------------------
Lawrence R. Glenn     50 Town Cocks Lane               Consultant               c/o Keswick Management
                      Locust Valley, NY 11560                                   1330 Avenue of the Americas
                                                                                New York, NY 10019
-----------------------------------------------------------------------------------------------------------
Philip Kozloff        50 East 89th Street              Consultant               c/o Keswick Management
                      New York, NY 10128                                        1330 Avenue of the Americas
                                                                                New York, NY 10019
-----------------------------------------------------------------------------------------------------------

                                  EXHIBIT INDEX
                                  -------------


         Exhibit No.        Description
         1                  Joint Filing Agreement by and among the Reporting
                            Persons